EXHIBIT 77J

Reclassification  of  Capital  Accounts:    The
BlackRock  Advantage Term Trust  Inc.  accounts
for  and  reports distributions to shareholders
in  accordance with the American  Institute  of
Certified  Public  Accountant's  Statement   of
Position 93-2:  Determination, Disclosure,  and
Financial  Statement  Presentation  of  Income,
Capital    Gain,   and   Return   of    Capital
Distributions  by  Investment  Companies.   The
effect caused by applying this statement was to
decrease    paid-in   capital   and    increase
undistributed net investment income by $136,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.